 Exhibit 99.1

THE VERY GOOD FOOD COMPANY ANNOUNCES NEW BOARD APPOINTMENT AND RECEIPT OF SECOND 180-DAY NASDAQ MINIMUM BID COMPLIANCE PERIOD

Saul Cooperstein to Join the Board of Directors as Independent Director

VERY GOOD has been provided with additional 180 calendar days, or until January 9, 2023, to regain compliance with US$1 Bid Price Rule

VANCOUVER, BC, July 13, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), is pleased to announce that Saul Cooperstein will join the Company's Board of Directors as an independent director effective July 13, 2022.

Saul has over twenty years of experience in food and beverage, technology, and finance. He currently serves as the Chief Strategy and Development Officer of Virtual Dining Concepts, the leading platform of virtual brand solutions for the restaurant industry.  In addition, he currently serves as an advisor for a number of venture-backed technology start-ups including fintech platform Creative Juice, which he co-founded.

Saul has held additional leadership positions in the food and beverage industry including at C3 (virtual restaurants), Barilla America, Umami Restaurant Group, and sbe Hospitality.  He also served as a member of Umami's Board of Directors and 800 Degrees Neapolitan Pizzeria's Board of Managers.

Prior to his experience in the restaurant/food industry, Saul was an Assistant Vice President at Public Resources Advisory Group (PRAG), where he worked on more than 30 debt transactions totaling over $45 billion of issuance. He began his career in the investment banking division of Lehman Brothers (now Barclays) within the bank's technology and general/industrial groups.

Saul earned a Bachelor of Science Degree in Mathematics from the University of California at Los Angeles.

VERY GOOD's CEO, Parimal Rana commented on Saul's appointment. "Saul brings a very diverse skill set to the table that certainly can help us navigate our path forward as we work to deliver on our new strategies."

Additionally, VERY GOOD today also announced that it has been granted an additional 180-day period from Nasdaq's Listing Qualification Department or until January 9, 2023, to regain compliance with the minimum US$1 bid price requirement for continued listing on The Nasdaq Capital Market.

On January 11, 2022, Nasdaq notified VERY GOOD that, based on the previous 30 consecutive business days, the Company's listed security no longer met the minimum US$1 bid price per share requirement. Therefore, in accordance with Nasdaq's Listing Rules (the "Rules"), the Company was provided 180 calendar days, or until July 11, 2022, to regain compliance.

Nasdaq's determination of VERY GOOD'S eligibility for an additional 180 calendar day period during which the Company can regain compliance, was based on VERY GOOD meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market with the exception of the bid price requirement, and the Company's written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. In the July 11 notification, Nasdaq further informed VERY GOOD that if at any time during this additional time period the closing bid price of the Company's security is at least US$1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

Nasdaq informed VERY GOOD in the July 11 notification, that if compliance cannot be demonstrated by January 9, 2023, Nasdaq will provide written notification that VERY GOOD's securities will be delisted - at which time, the Company may appeal Staff's determination to a Hearings Panel (the "Panel"). If VERY GOOD appeals, the Company will be asked to provide a plan to regain compliance to the Panel.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana

Chief Executive Officer

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to the new appointment to the Board of Directors and the benefits the Company expects to derive therefrom, as well as the Company's ability to regain compliance with the Nasdaq minimum bid price requirements before l January 9, 2023.a. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern; the Company's ability to manage recent personnel changes; and the Company's ability to successfully execute on its updated business strategy outlined in its most recently filed interim Management's Discussion and Analysis for the three months ended March 31, 2022, which is available at www.sedar.com and www.sec.gov. The Company's ability to execute on its strategy may also depend on the Company's ability to accurately forecast customer demand for its products and manage its current and future inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores and distribution in the food service channel, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labor, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Very Good Food Company, Investor Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 08:30e 13-JUL-22